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                                                                OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. [_____])*



                    CENTRAL EUROPEAN DISTRIBUTION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    153435102
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                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-(c)

[_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

CUSIP No.045327103                    13G                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     Sage Capital Growth, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          590,000 (see Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            590,000 (see Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,000 (see Item 4)

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.69% (see Item 4)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                               Page 2 of 9 Pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.045327103                    13G                     Page 3 of 9 Pages



--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

     Mainfield Enterprises, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          590,000 (see Item 4)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            590,000 (see Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,000 (see Item 4)

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.69% (see Item 4)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


                               Page 3 of 9 Pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

            Central European Distribution Corporation

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            1343 Main Street, Suite 301
            Sarasota, Florida  34236

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

            Sage  Capital  Growth,  Inc.  ("Sage")
            Mainfield Enterprise, Inc. ("Mainfield")

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Sage:
            660 Madison Avenue, 18th floor
            New York, NY  10021

            Mainfield:
            Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
            P.O. Box 873, Road Town
            Tortolla, British Virgin Islands


--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

            Sage:
            New York

            Mainfield:
            British Virgin Islands

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            153435102

--------------------------------------------------------------------------------
Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:


                               Page 4 of 9 Pages

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      Sage:
     (a)  Amount beneficially owned:

          590,000 shares of Common Stock (1)

     (b)  Percent of class:

          8.69% (2)


-------------------

(1) Includes 500,000 shares of Common Stock owned by Mainfield and 90,000 shares of Common Stock issuable upon exercise of Additional Investment Rights issued to Mainfield on March 31, 2003.

(2) Based on 6,037,863 shares of Common Stock issued and outstanding as of March 31, 2003 as represented
                                                                  (continued...)



                               Page 5 of 9 Pages

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  0


          (ii)  Shared power to vote or to direct the vote:

                590,000 shares of Common Stock (see Footnote 1)


          (iii) Sole power to dispose or to direct the disposition of:  0


          (iv)  Shared power to dispose or to direct the disposition of:

                590,000 shares of Common Stock (see Footnote 1)


     Mainfield:
     (a)  Amount beneficially owned:

          590,000 shares of Common Stock (see Footnote 1)

     (b)  Percent of class:

          8.69% (see Footnote 2)

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  0


          (ii)  Shared power to vote or to direct the vote:

                590,000 shares of Common Stock (see Footnote 1)


          (iii) Sole power to dispose or to direct the disposition of:  0


          (iv)  Shared power to dispose or to direct the disposition of:

                590,000 shares of Common Stock (see Footnote 1)


-------------------

(2) (...continued)

by the Issuer to Mainfield, plus the 750,000 shares issued by the Company on March 31, 2003, for a total of 6,787,863 shares of Common Stock.



                               Page 6 of 9 Pages

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

               Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Inapplicable

--------------------------------------------------------------------------------
Item 8.  Identification  and  Classification  of Members of the Group.

         See the Joint Filing Agreement Attached hereto as an Exhibit.

--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.



--------------------------------------------------------------------------------
Item 10. Certifications.

              By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Sage Capital Growth, Inc.


                                        /s/ Eldad Gal
                                        ----------------------------------------
                                        Name:   Eldad Gal
                                        Title:  Director



                                        Mainfield Enterprise, Inc.


                                        /s/ Avi Vigder
                                        ----------------------------------------
                                        Name:   Avi Vigder
                                        Title:  Authorized Signatory



                               Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

         In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned hereby executed this agreement on April 9, 2003.


                                        Sage Capital Growth, Inc.


                                        /s/ Eldad Gal
                                        ----------------------------------------
                                        Name:   Eldad Gal
                                        Title:  Director



                                        Mainfield Enterprise, Inc.


                                        /s/ Avi Vigder
                                        ----------------------------------------
                                        Name:   Avi Vigder
                                        Title:  Authorized Signatory



                                Page 9 of 9 Pages